

April 3, 2014

Via E-mail
Gregory K. Stapley
President and Chief Executive Officer
CareTrust REIT, Inc.
27101 Puerta Real
Suite 450
Mission Viejo, CA 92691

      Re: CareTrust REIT, Inc.
               Amendment No. 2 to Form 10
               Filed March 17, 2014
               File No. 001-36181

Dear Mr. Stapley:

We have reviewed Amendment No. 2 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We will continue to monitor for your responses to comments 1, 2, and 18 of our letter dated December 5, 2013.

Notes to CareTrust's Unaudited Pro Forma Combined Financial Statements, page 59

Pro Forma Adjustments- Balance Sheet, page 59

Adjustment (2), page 59

2.   We have reviewed your response to our prior comments 6, 7 and 9. In your amended filing, please clarify that the Ensign Properties balance sheet includes $215 million of indebtedness of Ensign that will be repaid with the funds Ensign receives from the Company. Additionally, clarify that the $5.8 million invested capital adjustment represents the portion of funds transferred to Ensign that may be used to pay trade payables and up to eight quarterly dividends.

Our Relationship with Ensign …, page 103

Opportunities Agreement, page 108

3.   We note you intend to enter into an Opportunities Agreement with Ensign. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Jonathan L. Friedman (via e-mail)